JABEZ BIOSCIENCES, INC.

6393 Blackstone Dr.

Zionsville, IN 46077

November 20, 2024

Doris Stacey Gama

Joshua Gorsky

Christine Torney

Mary Mast

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	Jabez Biosciences, Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed October 29, 2024

File No. 024-12509

Dear Mr. Gorsky and Mses. Gama, Torney and Mast,

We are in receipt of your comment letter dated in the above referenced matter and hereby respond to same as follows:

Amendment No. 1 to Offering Statement on Form 1-A

Dilution, page 16

1.	Please tell us how you calculated the as adjusted net tangible book value per share after the offering.

RESPONSE: We have amended the Form 1-A/A to correct an error in the calculation formula. The revised adjusted net tangible book value per share after the offering is calculated based on the following assumptions: The entire offer of 5,000,000 shares is sold at $2.00 with a net result of $5,000,000 raised by the Company. We assumed no increase in other assets or other liabilities.

Our Business, page 21

2.	We note your statement that “[p]re-clinical data supports further testing of the Jabez molecule” Accordingly, we reissue prior comment 18. Please include a detailed discussion of the pre-clinical studies referenced here and state whether such studies were conducted by you or a third-party.

RESPONSE: We have amended the Form 1-A/A to clarify and remove unnecessary information no longer relevant. As reported, the FDA has granted IND classification based on its review of all required data.

3.	Please revise your disclosure to define the terms “OBD” and “PK” at first use.

RESPONSE: We have amended the Form 1-A/A accordingly.

Regulatory Process, page 23

4.	We note your response to prior comment 19 and your revised disclosure on page 23. Please expand your disclosure to provide further details regarding the clinical trials that are required for the FDA to approve a new drug application. We also note your disclosure that you plan to “pursue FDA fast track, priority review, and orphan status for JBZ-001 for qualifying disease states[.]” Accordingly, please revise your disclosure further to provide a description of these regulatory pathways.

RESPONSE: We have amended the Form 1-A/A accordingly.

Intellectual Property, page 24

5.	We note your response to prior comment 22 and your revised disclosure on page 24 separating your patents into “Pending National Stage Applns” and “Allowed/Issued Applns” and providing the estimated remaining patent terms. Please revise to disclose the expiration date for the issued patent application and clarify that the remaining pending applications’ patent terms are applicable only if the applications are approved or, alternatively, please advise.

RESPONSE: We have amended the Form 1-A/A accordingly.

Technology Rights, page 24

6.	Please revise your disclosure to provide further details regarding the items listed in this section. With respect to the items in this section that do not appear in the “Intellectual Property” section, please explain whether they refer to patents that have been licensed to the Company pursuant to the License Agreement. If so, please provide further details about these patents, such as the type of patent protection obtained, the specific product(s) to which the patent relates, the expiration dates, and the applicable jurisdictions.

RESPONSE: We have amended the Form 1-A/A accordingly.

Directors, Executive Officers, and Significant Employees Directors and Executive Officers, page 29

7.	Please revise your disclosure regarding the backgrounds of Brian Cogley, Robert Lewis, Bruce A. Cassidy, and Martin Lewis to state, if true, that each of these individuals holds a role with NӦK Therapeutics, Inc.

RESPONSE: We have amended the Form 1-A/A accordingly.

8.	We note that Brian Cogley is serving as the company’s Chief Financial Officer in a part-time capacity and is currently the full-time CFO of Coeptis Therapeutics Holdings, Inc. Please include an appropriate risk factor discussing any risks associated with only having a part-time CFO.

RESPONSE: We have amended the Form 1-A/A accordingly.

Security Ownership of Management and Certain Securityholders, page 32

9.	Please revise your disclosure to include the addresses for MFV, LLC and JMCQ Holdings, LLC.

RESPONSE: We have amended the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Tamara Jovonovich
Tamara Jovonovich, President